RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 23 April 2025 RNS Number : 7506F Unilever PLC 23 April 2025 TRANSACTIONS IN OWN SECURITIES 23 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 22 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 49.0700 Lowest price paid per share: GBP 48.5200

Volume weighted average price paid per share: GBP 48.7548

Such purchases form part of the Company's existing share buy-back programme and w pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 67,096,885 of its ordinary share and has 2,501,450,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBP)**	**Aggregated volum**
LSE	48.7548	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the
Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
220	48.53	XLON	0
482	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
39	48.53	XLON	0
19	48.53	XLON	0
262	48.55	XLON	0
82	48.53	XLON	0
48	48.57	XLON	0

220	48.57	XLON	0
14	48.57	XLON	0
236	48.57	XLON	0
225	48.62	XLON	0
220	48.55	XLON	0
26	48.55	XLON	0
220	48.59	XLON	0
244	48.67	XLON	0
30	48.71	XLON	0
239	48.74	XLON	0
220	48.78	XLON	0
101	48.78	XLON	0
262	48.79	XLON	0
248	48.77	XLON	0
242	48.76	XLON	0
230	48.73	XLON	0
219	48.74	XLON	0
226	48.74	XLON	0
219	48.71	XLON	0
220	48.75	XLON	1
226	48.71	XLON	1
219	48.73	XLON	1
218	48.74	XLON	1
218	48.81	XLON	1
40	48.83	XLON	1
4	48.84	XLON	1
15	48.84	XLON	1
276	48.92	XLON	1
283	48.90	XLON	1
239	48.88	XLON	1
257	48.86	XLON	1
218	48.88	XLON	1
220	48.90	XLON	1
221	48.93	XLON	1
218	48.93	XLON	1
38	48.98	XLON	1
12	48.98	XLON	1
301	49.00	XLON	1
312	48.97	XLON	1
224	48.97	XLON	1

113 48.97 XLON 11 110 48.97 XLON 11 1 48.95 XLON 11 220 48.95 XLON 11 218 48.94 XLON 11 224 48.98 XLON 11 220 48.97 XLON 11 224 49.04 XLON 11 100 49.07 XLON 11 279 49.03 XLON 11 233 49.04 XLON 11 284 49.01 XLON 11 211 48.96 XLON 11 14 48.96 XLON 11 225 48.94 XLON 11 222 48.92 XLON 11 222 48.89 XLON 11 226 48.89 XLON 11 221 48.86 XLON 11 31 48.89 XLON 12 312 48.87 XLON 12 322 48.84 XLON 12 182 48.84 XLON 12 37 48.84 XLON 12 120 48.82 XLON 12 287 48.82 XLON 12 242 48.82 XLON 12 234 48.85 XLON 12 100 48.86 XLON 12 295 48.87 XLON 12 251 48.90 XLON 12 237 48.88 XLON 12 229 48.83 XLON 12 226 48.72 XLON 12 226 48.69 XLON 12 38 48.69 XLON 12 322 48.73 XLON 13 64 48.76 XLON 13 30 48.76 XLON 13 219 48.80 XLON 13

218 48.77 XLON 13 182 48.74 XLON 13 236 48.78 XLON 13 127 48.75 XLON 13 266 48.72 XLON 13 250 48.73 XLON 13 252 48.72 XLON 13 236 48.75 XLON 13 39 48.77 XLON 13 191 48.77 XLON 13 231 48.79 XLON 13 228 48.80 XLON 13 222 48.80 XLON 13 51 48.79 XLON 13 319 48.82 XLON 13 254 48.78 XLON 13 245 48.69 XLON 13 225 48.70 XLON 13 16 48.70 XLON 14 207 48.70 XLON 14 219 48.70 XLON 14 228 48.65 XLON 14 224 48.70 XLON 14 223 48.74 XLON 14 178 48.73 XLON 14 50 48.73 XLON 14 220 48.76 XLON 14 100 48.78 XLON 14 289 48.80 XLON 14 100 48.84 XLON 14 76 48.84 XLON 14 274 48.81 XLON 14 199 48.76 XLON 14 45 48.76 XLON 14 17 48.76 XLON 14 246 48.74 XLON 14 231 48.70 XLON 14 235 48.72 XLON 14 233 48.66 XLON 14 232 48.67 XLON 14

219	48.64	XLON	1
56	48.65	XLON	1
186	48.65	XLON	1
230	48.67	XLON	1
254	48.70	XLON	1
249	48.67	XLON	1
90	48.61	XLON	1
201	48.59	XLON	1
18	48.59	XLON	1
288	48.60	XLON	1
177	48.63	XLON	1
42	48.64	XLON	1
100	48.64	XLON	1
154	48.64	XLON	1
9	48.64	XLON	1
220	48.64	XLON	1
31	48.64	XLON	1
238	48.66	XLON	1
230	48.67	XLON	1
220	48.67	XLON	1
200	48.67	XLON	1
22	48.67	XLON	1
155	48.66	XLON	1
69	48.66	XLON	1
2	48.66	XLON	1
194	48.66	XLON	1
26	48.66	XLON	1
53	48.64	XLON	1
206	48.67	XLON	1
17	48.67	XLON	1
71	48.65	XLON	1
220	48.63	XLON	1
222	48.62	XLON	1
221	48.60	XLON	1
227	48.58	XLON	1
227	48.56	XLON	1
244	48.52	XLON	1
200	48.55	XLON	1
48	48.55	XLON	1
16	48.52	XLON	1

232 48.52 XLON 14 100 48.54 XLON 14 131 48.53 XLON 14 181 48.53 XLON 14 235 48.54 XLON 14 66 48.64 XLON 15 100 48.64 XLON 15 81 48.64 XLON 15 244 48.64 XLON 15 232 48.66 XLON 15 88 48.63 XLON 15 309 48.69 XLON 15 268 48.66 XLON 15 253 48.67 XLON 15 237 48.68 XLON 15 245 48.67 XLON 15 240 48.68 XLON 15 237 48.66 XLON 15 36 48.66 XLON 15 9 48.66 XLON 15 154 48.65 XLON 15 76 48.65 XLON 15 200 48.62 XLON 15 108 48.62 XLON 15 49 48.61 XLON 15 173 48.61 XLON 15 53 48.69 XLON 15 25 48.69 XLON 15 156 48.69 XLON 15 271 48.69 XLON 15 220 48.69 XLON 15 2 48.69 XLON 15 228 48.69 XLON 15 7 48.70 XLON 15 241 48.70 XLON 15 16 48.69 XLON 15 268 48.69 XLON 15 16 48.69 XLON 15 16 48.69 XLON 15 65 48.69 XLON 15

228 48.69 XLON 15 249 48.73 XLON 15 218 48.73 XLON 15 255 48.73 XLON 15 78 48.74 XLON 15 166 48.74 XLON 15 156 48.74 XLON 15 46 48.74 XLON 15 26 48.74 XLON 15 351 48.72 XLON 15 253 48.70 XLON 15 53 48.71 XLON 15 200 48.71 XLON 15 367 48.72 XLON 15 288 48.77 XLON 15 59 48.77 XLON 15 251 48.82 XLON 15 178 48.84 XLON 15 100 48.84 XLON 15 3 48.84 XLON 15 306 48.84 XLON 15 320 48.83 XLON 15 12 48.83 XLON 15 347 48.82 XLON 15 236 48.80 XLON 15 232 48.80 XLON 15 281 48.80 XLON 15 28 48.79 XLON 15 257 48.79 XLON 15 342 48.82 XLON 15 304 48.82 XLON 15 54 48.82 XLON 15 163 48.80 XLON 16 282 48.86 XLON 16 46 48.88 XLON 16 50 48.88 XLON 16 41 48.88 XLON 16 54 48.88 XLON 16 35 48.88 XLON 16 301 48.86 XLON 16

259	48.85	XLON	1
10	48.83	XLON	1
200	48.83	XLON	1
42	48.83	XLON	1
344	48.81	XLON	1
354	48.80	XLON	1
55	48.83	XLON	1
285	48.83	XLON	1
359	48.81	XLON	1
365	48.82	XLON	1
355	48.81	XLON	1
354	48.79	XLON	1
350	48.79	XLON	1
356	48.77	XLON	1
15	48.76	XLON	1
304	48.76	XLON	1
81	48.76	XLON	1
250	48.77	XLON	1
32	48.77	XLON	1
45	48.80	XLON	1
218	48.80	XLON	1
97	48.80	XLON	1
54	48.80	XLON	1
236	48.81	XLON	1
225	48.81	XLON	1
227	48.81	XLON	1
220	48.79	XLON	1
241	48.74	XLON	1
142	48.76	XLON	1
128	48.76	XLON	1
53	48.76	XLON	1
244	48.78	XLON	1
239	48.77	XLON	1
95	48.77	XLON	1

Media Enquiries:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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